ITEM 77 C

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS


         At a special meeting of shareholders held on April 15, 2003, shareholders of the Cutler Core Fund (the "Core Fund") approved an Agreement and Plan of Reorganization between the Core Fund and the Cutler Value Fund (the "Value Fund"), each a series of The Cutler Trust (the "Trust"), under which the Core Fund would transfer of all of its assets and liabilities to the Value Fund in exchange solely for shares of the Value Fund; the Core Fund would then distribute the shares received from the Value Fund proportionately to its shareholders.

         Of the 3,027,090.313 shares of voting stock outstanding for the Core Fund on the Record Date, 56.86% of the shares of the Core Fund were present by proxy, constituting a quorum. The proposal was approved by 1,690,303.978 shares of the Core Fund or 55.84% of the outstanding shares of the Core Fund.